Filed by Wright Medical Group, Inc.

pursuant to Rule to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Wright Medical Group, Inc.

Commission File No. 001-35823

October 27, 2014
Dear Valued Customer,

We are pleased to inform you that today Wright Medical Technology, Inc. announced an agreement to combine with Tornier N.V., a publicly-traded medical device company and leader in the upper extremities market. This is an exciting combination that will allow us to do more for our customers. We are bringing together two organizations with best-in-class complementary products to significantly expand the breadth and depth of extremity and biologic products. Our combined products, sales and distribution talent, medical education, and relationships will allow us to better serve surgeon specialists and their patients.

Providing an Enhanced Ability to Serve our Customers

This is a compelling, highly complementary merger that combines Wright’s leadership in the lower extremities market with Tornier’s leadership in upper extremities, especially in shoulder. Together, we are creating the premier high-growth global Extremities-Biologics company.

Given our combined expertise and scale, our portfolio will offer more options for customers, particularly as we plan to expand our hospital presence. With the best of both companies coming together, we will provide the most comprehensive upper and lower extremity portfolio in the market and enhance our ability to provide solutions.

We will continue to focus on the needs of surgeon specialists by investing in product innovation across the combined portfolio to bring exciting new products to market that will improve patient outcomes. As a combined company, our steadfast commitment to customer service will only be stronger.

Next Steps

It is important to us that this combination does not disrupt your practice in any way. We expect the transaction to close in the first half of 2015. In the meantime, there will be no immediate changes to how we do business. Both Wright and Tornier will continue to use their respective names and brands, and customers will continue to be served by their current Wright and Tornier representatives.

You are our priority. As such, I personally commit to keeping you up to date and providing additional information as it becomes available. If you have questions, please feel free to contact your local Wright sales representative or distributor, or you can contact me directly. You can also find information on the merger by visiting our transaction website, www.ExtremitiesLeader.com.

This proposed combination represents an exciting next chapter for our company, and we hope you share our enthusiasm about the opportunities ahead. I would like to take this opportunity to express my appreciation for your business and let you know how much all of us here look forward to building upon our partnership and continuing to provide the outstanding service and support that you have come to expect from Wright.
Sincerely,

ROBERT PALMISANO | President & Chief Executive Officer Wright Medical Group, Inc.

Important Additional Information and Where to Find It

In connection with the proposed merger, Tornier plans to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a joint proxy statement of Wright and Tornier that also constitutes a prospectus of Tornier. Wright and Tornier will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Tornier and Wright with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Tornier and Wright. Requests for copies of the joint proxy statement/prospectus and other documents filed by Wright with the SEC may be made by contacting Julie Tracy, Senior Vice President and Chief Communications Officer by phone at (901) 290-5817 or by email at julie.tracy@wmt.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Tornier may be made by contacting Shawn McCormick, Chief Financial Officer by phone at (952) 426-7646 or by email at shawn.mccormick@tornier.com.

Wright, Tornier, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Wright’s and Tornier’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Wright and their ownership of Wright stock is set forth in Wright’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 27, 2014 and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 31, 2014. Information regarding Tornier’s directors and executive officers is contained in Tornier’s annual report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual general meeting of shareholders, which was filed with the SEC on May 16, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Wright and Tornier may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Wright and Tornier shareholders will be included in the joint proxy statement/prospectus.